UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Reeves Telecom Limited Partnership
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number)

John S. Grace, President	Copy to:
Reeves Telecom Acquisition Corp.	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2211	Bloomfield, CT 06002
(860) 242-0004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons I.R.S.
Identification Nos. of Above Persons (entities only):

John S. Grace

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐
(b) ☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:
United States

Number of Shares	(7)	Sole Voting Power: 22,160
Beneficially Owned	(8)	Shared Voting Power: 138,909
By Each Reporting	(9)	Sole Dispositive Power: 22,160
Person With	(10)	Shared Dispositive Power: 138,909

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,069

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 8.9%

(14)	Type of Reporting Person (See Instructions): IN

(1)	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only):

Reeves Telecom Acquisition Corp.
I.R.S. Identification No. 11-3122285

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐
(b) ☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:
Delaware Corporation

Number of Shares	(7)	Sole Voting Power:
Beneficially Owned	(8)	Shared Voting Power: 138,909
By Each Reporting	(9)	Sole Dispositive Power:
Person With	(10)	Shared Dispositive Power: 138,909

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 138,909

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 7.7%

(14)	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer.

This Statement relates to the Limited Partnership Units (the "Units") of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the "Issuer"), whose principal executive offices are located at c/o Grace Property Management, Inc., 55 Brookville Road, Glen Head, NY 11545.

Item 2.	Identity and Background.

This Statement is being filed by John S. Grace and Reeves Telecom Acquisition Corp. (together, the "Filing Persons").

The business address of the Filing Persons is 55 Brookville Road, Glen Head, NY 11545.

Mr. Grace is a private investor and President of Sheffield Investments, Inc., a company principally engaged in investments. Mr. Grace is President and the sole shareholder of Reeves Telecom Acquisition Corp.

Reeves Telecom Acquisition Corp., a Delaware corporation, has had limited business activity, other than the acquisition of the Units of the Issuer, as described below, serving primarily as a holding company for certain of Mr. Grace’s investments. In addition to Mr. Grace, the only other officer of Reeves Telecom Acquisition Corp. is Peter Metz, CPA. Mr. Metz is Secretary of Reeves Telecom Acquisition Corp. and for more than the last five years, he has served as Senior Vice President and Chief Financial Officer for several Grace family concerns, for which he is responsible for overall monitoring of the financial, legal and tax affairs.

During the past five years, neither of the Filing Persons (nor, to the knowledge of the Filing Persons, the other person named above) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and or has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Reeves Telecom Acquisition Corp. acquired the securities reported in Item 5 with working capital.

Item 4.	Purpose of Transaction.

Reeves Telecom Acquisition Corp. acquired the securities reported in Item 5 for investment purposes.

The Filing Persons have no present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, except as described below, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the business or corporate structure of the Issuer; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The initial offering period of the Tender Offer described in Item 5 below expired pursuant to its terms at 5:00 p.m. Eastern Daylight Time on September 26, 2006. On September 27, 2006, the Filing Persons iniated a subsequent offering period of the Tender Offer described in Item 5 below which expires October 24, 2006, as described in Amendment No. 8 to Schedule TO and Amendment No. 6 to Schedule 13E-3 filed as Exhibit (a) hereto and incorporated herein by reference

Item 5.	Interest in Securities of the Issuer.

On September 26, 2006, upon the expiration of the initial offering period, Reeves Telecom Acquisition Corp. accepted for payment and acquired 136,772 Units and 2,119 shares of common stock (the “Shares”) of Reeves Telecom Corporation (the “Corporation”), the Partnership’s predecessor, that were validly tendered and not withdrawn pursuant to a tender offer for the Units and the Shares at a price of $2.25 per Unit and $2.25 per Share made by the Filing Persons (the “Tender Offer”). The Tender Offer was made pursuant to Amendment No. 7 to Schedule TO and Amendment No. 5 to Schedule 13E-3 filed as Exhibit (b) hereto and incorporated herein by reference and the terms of the Tender Offer are described in the Offer to Purchase dated September 7, 2006 and the Supplement thereto dated September 8, 2006, which are filed as Exhibits (c) and (d) hereto, respectively, and are incorporated herein by reference. All of the outstanding Shares were to have been exchanged for Units on a 1-for-1 basis pursuant to the Corporation’s 1979 plan of liquidation and, following the dissolution of the Corporation in 1980, no certificates representing Shares have been or will be issued. Consequently, 2,119 Units will be issued to Reeves Telecom Acquisition Corp. with respect to such 2,119 Shares acquired in the Tender Offer. In addition, on October 4, 2006, Reeves Telecom Acquisition Corp. accepted for payment and acquired 18 Units that were validly tendered pursuant to the subsequent offering period of the Tender Offer at a price of $2.25 per Unit. The 138,909 Units beneficially owned by Reeves Telecom Acquisition Corp. represent 7.7% of the Units outstanding.

By reason of his control of Reeves Telecom Acquisition Corp., Mr. Grace may be deemed to share voting and dispositive power over such Units acquired by Reeves Telecom Acquisition Corp. pursuant to the Tender Offer. In addition, Mr. Grace directly owns 22,160 Units over which he has sole voting and dispositive power, which Units were acquired more than 60 days prior to the date hereof. Such Units together with the Units acquired by Reeves Telecom Acquisition Corp. pursuant to the Tender Offer aggregate 161,069 Units, or 8.9% of the Units outstanding.

Not included in this Schedule 13D as beneficially owned by Mr. Grace are 25,100 Units owned by Grace Property Management, Inc., the general partner of the Issuer. All shares of Grace Property Management, Inc. are held in trust for the benefit of Mr. Grace. Mr. Grace does not have or share voting power or investment power, or have the right or ability to acquire such power within 60 days, over the shares of Grace Property Management, Inc. and has no power under the trust to direct the voting or investment of the assets of Grace Property Management, Inc. and therefore does not have or share voting power or investment power, or have the right or ability to acquire such power within 60 days, over such 25,100 Units. In addition, Mr. Grace is neither an officer nor a director of Grace Property Management, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between the Filing Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

(a)	Amendment No. 8 to Schedule TO and Amendment No. 6 to Schedule 13E-3 filed by the Filing Persons with respect to Reeves Telecom Limited Partnership on September 27, 2006.

(b)	Amendment No. 7 to Schedule TO and Amendment No. 5 to Schedule 13E-3 filed by the Filing Persons with respect to Reeves Telecom Limited Partnership on September 11, 2006.

(c)	Amended Offer to Purchase Units of Reeves Telecom Limited Partnership dated September 7, 2006.

(d)	Supplement dated September 8, 2006 to Amended Offer to Purchase Units of Reeves Telecom Limited Partnership dated September 7, 2006.

(e)	Joint filing Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2006	Reeves Telecom Acquisition Corp.

	By:	/s/ JOHN S. GRACE
John S. Grace
Its: President

/s/ JOHN S. GRACE